DANIEL M. MILLER
Partner
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com

November 26, 2014

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

Attention:    H. Roger Schwall, Assistant Director

Re:	Hemisphere Energy Corporation
Amendment No. 2 to Registration Statement on Form 20-FR
Filed November 12, 2014
File No. 0-55253

Dear Sirs and Mesdames:

On behalf of our client, Hemisphere Energy Corporation (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated November 25, 2014 (the “Comment Letter”), in respect of the above noted filing (“Amendment No. 2”). The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter.

Amendment No. 2 to Registration Statement on Form 20-FR Filed November 12, 2014

Operating and Financial Review and Prospects, page 44

A. Operating Results, page 50

General and administrative expenses, page 51

1.

We note from your response to comment 3 in our letter dated October 24, 2014 that the overhead capitalization you record “relates to certain costs that were initially expensed by the Company as general and administrative expense, and should be capitalized to wells and capital projects.” You cite as an example, “salaries of geologists who allocate their time to the planning and execution of the Company’s wells and capital projects.” Please provide us with additional information explaining the nature of the procedures being performed by these individuals and analyze those tasks in the context of the guidance referred to in your response (i.e., paragraph 17 of IAS 16). As part of your response, please tell us how you considered paragraph 19(d) of IAS 16 which indicates that administration and other general overhead costs are not examples of costs of an item of property, plant and equipment.

November 26, 2014

The Company respectfully submits to the Staff that the tasks undertaken by the Company’s geologists, as described below, are consistent with the guidance referred to in the Company’s response (i.e., paragraph 17 of IAS 16), as they are directly attributable to the Company’s cost of property, plant and equipment. In particular, the Company respectfully submits that these activities are attributable to the Company’s costs related to employee benefits; site preparation; initial delivery and handling; installation and assembly; testing whether an asset is functioning properly; and supervising and working with other onsite professionals.

Further, the Company respectfully submits to the Staff that it considered paragraph 19(d) of IAS 16 on the basis that the nature of the procedures being performed by the Company’s geologists, as outlined below, are not considered administrative or other general overhead costs.

The duties undertaken by the Company’s geologists include:

  Collecting information in the field, from seismic, core samples, well data and other sources.

  Monitoring the acquisition of data (seismic/well logs) to ensure consistent quality.

  Interpreting data to determine subsurface geology and the economic importance of natural resources, using sophisticated technical software.

  Developing geological models/maps of the earth's subsurface to understand the geological structure, rock characteristics and the likely distribution of oil/gas-bearing strata.

  Interpreting the results in consultation with other earth science professionals.

  Assessing the potential quality of hydrocarbon resources.

  Collaborating with drilling engineers to determine drilling locations on the basis of the interpretation of the data and models developed.

  Producing and presenting geological maps and reports.

  Collaborating with team to determine costs and economic hurdles for drilling projects.

  Performing detailed geological risk analysis of proposed exploration/development targets.

  Planning and undertaking an exploration drilling programme, after collecting and modelling all available data.

  Planning the location, site preparation and trajectory of development wells and putting well proposals together in conjunction with the multidisciplinary team.

  Providing onsite supervision of drilling operations of horizontal wells.

  Analyzing samples while drilling to better orient well trajectories and maximize reservoir penetration.

November 26, 2014

  Creating new opportunities to access remaining reserves through development drilling.

  Implementing new technologies in geological modelling and seismic processing.

  Advising engineers and senior management on geological factors affecting exploration.

Financial Statements, page 95

2.

Please present financial statements for the period ended September 30, 2014 in your next amendment or tell us how you concluded that these financial statements do not need to be included in your filing. Refer to Item 8.A.5. of Form 20-F.

The Company respectfully advises the Staff that because, based on its responses contained in this letter, the Company believes that no further amendment to its Registration Statement on Form 20-FR (the “Form 20-F”) is required. Therefore, because Amendment No. 2 was filed on November 12, 2014, which was prior to the release of the Company’s interim financial statements for the quarter ended September 30, 2014, such financial statements are not required to be included in the Form 20-F.

Notwithstanding the foregoing, in the event that the Company files a further amendment to the Form 20-F, the Company confirms that it will include the noted financial statements in such filing.

Supplemental Oil and Gas Reserve Estimation and Disclosures- ASC 932 (Unaudited), page 126

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein, page 129

3.

We note from your response to comment 7 in our letter dated October 24, 2014 that the “other income” relates to NGL revenue from the Trutch property. Please explain to us the specific underlying source of this income and how the amount of income has been calculated. Please note that the inclusion of third party revenues, such as income derived from processing fees relating to another entity’s gas production, is inconsistent with US GAAP and should be excluded in the calculation of your standardized measure and in the determination of the economic producibility of your proved reserves.

The Company respectfully informs the Staff that the specific underlying source of the “other income” is from future sales of 24 mbbls of butane proved reserves from the Company’s Trutch property. This equates to the $326,000 that was booked at December 31, 2012, as disclosed on page 40 of Amendment No. 2, and there are no third party revenues included in this.

November 26, 2014

*    *    *

On behalf of the Company, we confirm that the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller
Daniel M. Miller

cc:	Dorlyn Evancic
Hemisphere Energy Corporation